                                                           Exhibit (a)(5)(xviii)

        STEEL PARTNERS II ENTERS INTO DEFINITIVE MERGER AGREEMENT WITH
                               BAIRNCO CORPORATION

              TENDER OFFER EXTENDED UNTIL FRIDAY, MARCH 16, 2007

      NEW YORK,  NY - FEBRUARY  23,  2007 -- Steel  Partners  II,  L.P.  ("Steel
Partners II") announced today that Bairnco Corporation (NYSE:BZ;  "Bairnco") has
signed  a  definitive   merger   agreement  with  BZ  Acquisition   Corp.   ("BZ
Acquisition"), an affiliate of Steel Partners II, to acquire Bairnco.

      Under the terms of the agreement,  which has been unanimously  approved by
Bairnco's  Board of Directors,  BZ  Acquisition  will amend its existing  tender offer for Bairnco to acquire all of the outstanding  common shares of Bairnco at an increased price of $13.50 per share in cash. In addition, all shareholders of record on March 5, 2007 will  continue to be  entitled  to receive the  declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share.

      In conjunction with today's announcement,  Steel Partners II has agreed to withdraw its consent  solicitation  to remove and replace the current members of
Bairnco's Board of Directors.

      Completion  of the  tender  offer  is  subject  to  customary  conditions, including the valid tender of  sufficient  shares,  which,  when added to shares then owned by Steel Partners II and its affiliates,  constitute more than 50% of the total number of  outstanding  shares on a fully diluted  basis.  There is no financing condition.

      Following  the  completion  of the  tender  offer,  subject  to  customary conditions,  BZ Acquisition will merge with and into Bairnco,  pursuant to which each share not tendered  into the tender  offer will be converted  automatically into the right to receive $13.50 in cash.

      The tender offer could close as early as March 16, 2007. If BZ Acquisition acquires  sufficient shares in the tender offer that,  together with shares then owned by Steel  Partners II and its  affiliates,  represent more than 90% of the outstanding shares of the Company, the back-end merger will close promptly after the completion of the tender offer,  without  obtaining a shareholder  vote. If, following  the  completion  of the  tender  offer,  Steel  Partners  II and  its affiliates  own more than 50% of the shares of the  Company  on a fully  diluted basis but less than 90% of the outstanding  shares,  the back-end merger,  which would be subject to approval by Bairnco  stockholders  (including Steel Partners
II and its affiliates), would be expected to close in the first half of 2007.

      Steel Partners II also announced today that it has extended its $13.50 per share cash tender offer to 5:00 P.M.,  New York City time, on Friday,  March 16,
2007.  The tender offer was previously set to expire at 5:00 P.M., New York City time, on Friday,  February 23, 2007. As of the close of business on February 22,
2007, a total of 1,610,338  shares had been tendered in and not  withdrawn  from the offer,  which  together  with the shares owned by Steel  Partners II and its subsidiaries (including BZ Acquisition),  represents  approximately 37.3% of the total shares outstanding of Bairnco.

IMPORTANT INFORMATION REGARDING THE TENDER OFFER

BZ Acquisition,  a wholly-owned subsidiary of Steel Partners II, has commenced a tender  offer to purchase  all of the  outstanding  shares of common  stock (and associated  preferred stock purchase rights) of Bairnco at $13.50 per share, net to the seller in cash,  without  interest.  The offer is currently  scheduled to expire at 5:00 P.M., New York City time, on Friday,  March 16, 2007,  unless the offer is extended.

MacKenzie  Partners,  Inc. is the Information Agent for the tender offer and any questions  or requests  for the Offer to Purchase  and  related  materials  with respect to the tender offer may be directed to MacKenzie Partners, Inc.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY  BAIRNCO'S  COMMON STOCK IS ONLY BEING MADE PURSUANT TO AN OFFER TO
PURCHASE AND RELATED  MATERIALS THAT STEEL PARTNERS II HAS FILED (AND WILL FILE)
WITH THE  SECURITIES  AND EXCHANGE  COMMISSION.  STOCKHOLDERS  SHOULD READ THESE
MATERIALS  CAREFULLY BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE
TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE
AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE
AT WWW.SEC.GOV OR FROM STEEL PARTNERS II BY CONTACTING MACKENZIE PARTNERS,  INC.
TOLL-FREE  AT (800)  322-2885  OR  COLLECT  AT (212)  929-5500  OR VIA  EMAIL AT
TENDEROFFER@MACKENZIEPARTNERS.COM.

For additional information:

Media
Jason Booth and Terry Fahn
Sitrick And Company, Inc.
(310) 788-2850

Investors and Analysts
Daniel Sullivan and Bob Sandhu
Mackenzie Partners, Inc.
(212) 929-5500